CUSIP No. 92240M108        Page 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D/A
(Amendment No. 3)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

VECTOR GROUP LTD.
(Name of Issuer)
___________________________
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

92240M108
(CUSIP Number)

Howard M. Lorber
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2015
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108        Page 2

1	NAME OF REPORTING PERSON
Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		7,459,241 (includes 1,582,587 acquirable upon exercise of options)
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		—
EACH	9	Sole Dispositive Power
REPORTING
PERSON		5,314,241 (includes 1,582,587 acquirable upon exercise of options)
WITH	10	Shared Dispositive Power

—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,459,241 (includes 1,582,587 acquirable upon exercise of options)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 92240M108        Page 3

PRELIMINARY STATEMENT:

This Amendment No. 3 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on July 23, 2014 (the “Schedule 13D”), and amended on November 12, 2014 and August 15, 2015, relating to the common stock, par value $0.10 per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Item 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount paid to the Company by Mr. Lorber ($120,000) in connection with the restricted stock award on November 10, 2015 was provided from his personal funds.

ITEM 4.         PURPOSE OF TRANSACTION.

On November 10, 2015 the Company granted Mr. Lorber an award of 1,200,000 shares of Common Stock subject to performance-based vesting (the “2015 Award Shares”) pursuant to the Company’s 2014 Management Incentive Plan (the “2014 Plan”). Mr. Lorber paid the Company $120,000, representing the par value of the Restricted Stock. The 2015 Award Shares were granted pursuant to a Performance-Based Restricted Share Award, pursuant to the 2014 Plan, dated November 10, 2015 between the Company and Mr. Lorber (the "2015 Award Agreement").

The terms of the 2015 Award Shares have been structured to be treated as a "qualified performance-based compensation" under Treasury Regulation 1.162-27(e).

Except to the extent provided in Section 5 of the 2015 Award Agreement, Mr. Lorber shall only earn a non-forfeitable right to a 2015 Award Share by satisfying both (i) the target for Vector Group Ltd. Adjusted EBITDA (as defined below) on the applicable vesting date as set forth in the following table, and (ii) being continuously employed with the Company through the applicable Vesting Date as set forth in the following table:

CUSIP No. 92240M108        Page 4

Vesting Date	Number of Vested Shares (Cumulative)

November 15, 2016	171,428 shares if the Vector Group Ltd. Adjusted EBITDA from October 1, 2015 to September 30, 2016 exceeds $175 million;

July 1, 2017	342,857 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from October 1, 2015 to December 31, 2016 exceeds $218.75 million;

July 1, 2018	514,285 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from October 1, 2015 to December 31, 2017 exceeds $393.75 million;

July 1, 2019	685,713 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from October 1, 2015 to December 31, 2018 exceeds $568.75 million;

July 1, 2020	857,141 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from October 1, 2015 to December 31, 2019 exceeds $743.75 million;

July 1, 2021	1,028,570 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from October 1, 2015 to December 31, 2020 exceeds $918.75 million; and

July 1, 2022	1,200,000 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from October 1, 2015 to December 31, 2021 exceeds $1.09375 billion.

“Vector Group Ltd. Adjusted EBITDA” is defined in the 2015 Award Agreement to mean the Company’s Earnings Before Interest, Income Taxes, Depreciation and Amortization excluding litigation or claim judgments or settlements and non-operating items and expenses for restructuring, productivity initiatives and new business initiatives.

Section 5 of the 2015 Award Agreement provides for accelerated vesting in the event of death or disability and if Mr. Lorber is employed by the Company at the time of a change on control as defined in the 2014 Plan, as well as limited accelerated vesting in certain other circumstances.

Mr. Lorber is entitled to receive a payment equal to the amount that would otherwise have been paid on or after the date of issuance of the Award Shares as dividends or other distributions (including securities of another issuer) on the Award Shares had such unvested portion been vested in Mr. Lorber as of the record date for such dividend or other distribution, provided such payment shall only be made to Mr. Lorber at the time of vesting of the unvested portion of the earned Award Shares on which such dividend or other distribution was paid.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) As of November 10, 2015, Mr. Lorber was the beneficial owner of, in the aggregate, 7,459,241 shares of Common Stock, which constituted approximately 5.9% of the 122,592,329 shares of Common Stock outstanding, as as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015 (plus the 1,200,000 Award Shares issued in November 2015 and 1,582,587 shares that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of options).

(b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 701,568 shares of Common Stock held by him, (ii) 2,685,432 shares held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, (iii) 344,635 shares held by Lorber Gamma Limited Partnership, a Nevada limited partnership, and (iv) 19 shares in an Individual Retirement Account. Mr. Lorber's beneficial ownership also includes 1,582,587 shares of Common Stock

CUSIP No. 92240M108        Page 5

that may be acquired by him within 60 days upon exercise of options and voting rights with respect to 2,145,000 Award Shares. Mr. Lorber has sole voting power over the Award Shares but will not gain investment power over those shares until the vesting conditions described in Item 4 have been satisfied.

Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Lorber Gamma, Inc., a Nevada corporation, is the general partner of Lorber Gamma Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of each of Lorber Alpha II, Inc. and Lorber Gamma, Inc. Mr. Lorber disclaims beneficial ownership of 19,393 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c) The following transaction in the Company's Common Stock was effected during the past 60 days on November 10, 2015, the Company granted Mr. Lorber 1,200,000 shares of Common Stock subject to performance-based vesting pursuant to the Company's 2014 Management Incentive Plan.

(d) Not applicable.

(e) Not applicable.

Item 7.        Exhibits
(d) Exhibits.

Exhibit No.	Exhibit
10.8	Performance-Based Restricted Share Award Agreement, pursuant to the Vector Group Ltd. 2014 Management Incentive Plan, dated November 10, 2015 between Vector and Howard M. Lorber.

CUSIP No. 92240M108        Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2015

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Attorney-In-Fact